UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

MOLECULAR DEVICES CORPORATION

(Name Of Subject Company (Issuer))

MDS INC. (an indirect Parent of Offeror)

MONUMENT ACQUISITION CORP. (Offeror)

(Names of Filing Persons (Offerors))

COMMON SHARES, $0.001 PAR VALUE

(Title of Class of Securities)

60851C 10 7

(CUSIP Number of Class of Securities)

Kenneth L. Horton

MDS Inc.

2700 Matheson Blvd. East, West Tower

Mississauga, Ontario, Canada L4W 4V9

Telephone: (416) 213-4255

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Joel Freedman

William Shields

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$585,518,185	$62,650.45

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 16,493,470 outstanding common shares, $0.001 par value, of Molecular Devices Corporation for the expected consideration in the tender offer of $35.50 per share. Such number of outstanding shares represents the total of 16,493,470 common shares outstanding as of January 25, 2007 (as reported in Molecular Devices Corporation’s press release filed on Form 8-K on January 29, 2007).

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2007 issued by the Securities and Exchange Commission on December 8, 2006. Such fee equals 0.0107% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$62,650.45
Form or Registration No.:	SC TO-T
Filing Party:	MDS Inc. and Monument Acquisition Corp.
Date Filed:	February 13, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities Exchange Commission on February 13, 2007 by Monument Acquisition Corp., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of MDS Inc., a company organized under the laws of Canada (“Parent”), as amended by Amendment No. 1 filed on February 28, 2007, Amendment No. 2 filed on March 8, 2007, Amendment No. 3 filed on March 14, 2007 and Amendment No. 4 filed on March 20, 2007. The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding common shares, $0.001 par value (the “Shares”), of Molecular Devices Corporation, a Delaware corporation, at a purchase price of $35.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for cash dated February 13, 2007, as amended through the date hereof (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Schedule TO.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“The Offer expired at 5 p.m. EDT on March 23, 2007. The Depositary has advised Parent and the Purchaser that, as of the expiration of the Offer, approximately 15,304,738 Shares were validly tendered and not withdrawn in the Offer, representing in excess of 90% of the Company’s issued and outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.

The Purchaser intends to complete the acquisition of the Company through a short-form merger as soon as practicable. In the short-form merger, all outstanding Shares not purchased by the Purchaser in the Offer will be converted into the right to receive $35.50 per share, net to seller in cash, without interest.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MDS INC.

Dated: March 26, 2007	By:	/s/ Kenneth L. Horton
		Name:	Kenneth L. Horton
		Title:	Executive Vice President

MONUMENT ACQUISITION CORP.

Dated: March 26, 2007	By:	/s/ Peter E. Brent
		Name:	Peter E. Brent
		Title:	Secretary